UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 29, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $10,000,000 10.50% Exchangeable Notes due July 27, 2012 (Linked to the Common Stock of CF Industries Holdings, Inc.)

•                  $10,000,000 10.40% Exchangeable Notes due July 27, 2012 (Linked to the Common Stock of Walter Energy, Inc.)

•                  $10,000,000 15.25% Exchangeable Notes due July 27, 2012 (Linked to the Common Stock of Western Refining, Inc.)

•                  $500,000 12.00% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Alpha Natural Resources, Inc.)

•                  $500,000 10.10% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Baidu, Inc. (American Depositary Shares))

•                  $500,000 10.85% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Cameron International Corporation)

•                  $500,000 11.75% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of First Solar, Inc.)

•                  $500,000 10.00% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Micron Technology, Inc.)

•                  $1,500,000 17.75% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Northern Oil & Gas, Inc.)

•                  $500,000 12.50% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Sohu.com Inc.)

•                  $500,000 10.75% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Trina Solar Limited (American Depositary Shares))

•                  $1,000,000 8.50% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Ford Motor Company)

•                  $1,000,000 9.00% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of MetLife, Inc.)

•                  $1,000,000 9.00% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Schlumberger N.V. (Schlumberger Limited))

•                  $5,331,000 Callable Fixed-to-Floating Rate Notes due July 29, 2026

•                  $7,000,000 Fixed Rate Callable Range Accrual Notes due July 29, 2026

•                  $2,993,300 Barclays Bank PLC Trigger Return Optimization Securities Linked to a Basket of Exchange-Traded Funds due July 31, 2014

•                  $700,000 Notes due July 31, 2014 Linked to the Performance of a Basket of Currencies Relative to the U.S. Dollar

•                  $10,000,000 10.75% Single Observation Callable Exchangeable Notes due July 27, 2012 (Linked to the Common Stock of AK Steel Holding Corporation)

•                  $5,000,000 Buffered Digital Plus Notes due January 29, 2015 Linked to the Performance of the Dow Jones Industrial AverageSM E-6635

•                  $900,000 Notes due July 31, 2017 Linked to the Performance of the S&P BRIC 40 Index

•                  $1,260,000 Callable Floating Rate Notes due July 31, 2013 Linked to the Performance of the Russell 2000® Index

•                  $534,000 Double Short Leverage Securities Linked to the Barclays Capital 30Y Treasury Futures IndexTM Due July 31, 2014

•                  $2,832,780 Buffered Return Optimization Securities Linked to the S&P 500® Index due July 31, 2013

•                  $4,080,620 Buffered Return Optimization Securities Linked to the Russell 2000® Index due July 31, 2013

•                  $10,000,000 9.75% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Peabody Energy Corporation)

•                  $10,000,000 10.25% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of eBay Inc.)

•                  $10,000,000 9.25% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Marathon Oil Corporation)

•                  $10,000,000 11.00% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of United States Steel Corporation)

•                  $1,000,000 9.25% Exchangeable Notes due July 27, 2012 (Linked to the Common Stock of Bank of America Corporation)

•                  $10,000,000 10.75% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Cliffs Natural Resources Inc.)

•                  $10,000,000 10.65% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of salesforce.com, inc.)

•                  $10,000,000 10.00% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc.)

•                  $10,000,000 10.10% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of The Goodyear Tire & Rubber Company)

•                  $10,000,000 10.00% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of lululemon athletica inc.)

•                  $10,000,000 11.75% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of MGM Resorts International)

•                  $10,000,000 11.00% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Netflix, Inc.)

•                  $10,000,000 10.00% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Transocean Ltd.)

•                  $10,000,000 10.90% Exchangeable Notes due January 31, 2012 (Linked to the Common Stock of Sandisk Corporation)

•                  $1,511,000 Barclays Perpetual Rolling Open Structure Protecting Equity Returns (PROSPER™) ETF Notes, due July 29, 2016

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: July 29, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director